UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Hougen, Elizabeth L
   10070 Barnes Canyon Road


   San Diego, CA 92121-2789
2. Date of Event Requiring Statement (Month/Day/Year)
   12/1/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Molecular Biosystems, Inc. (MB)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Cheif Financial Officer
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 100                 D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to06/24/94  06/24/03  Common Stock                 5,000      $20.2500   D           Direct
 buy)                           (1)
Non-Qualified Stock Option      06/28/96  06/28/05  Common Stock                 3,000      $6.2500    D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      06/28/95  06/28/99  Common Stock                 2,500      $6.3750    D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      02/12/99  02/12/08  Common Stock                 6,500      $7.4375    D           Direct
(right to buy)                  (2)
Non-Qualified Stock Option      04/11/97  04/11/06  Common Stock                 2,000      $8.5000    D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      10/27/98  10/27/07  Common Stock                 3,000      $9.5000    D           Direct
(right to buy)                  (3)
Non-Qualified Stock Option      01/15/98  01/15/07  Common Stock                 3,500      $11.1250   D           Direct
(right to buy)                  (4)

Explanation of Responses:

(1)
Options are fully vested.
(2)
Options vest in equal yearly installments of 33% beginning 2/12/99.
(3)
Options vest in equal yearly installments of 50% beginning 10/27/98.
(4)
Options vest in equal yearly installments of 33% beginning 1/15/98.

SIGNATURE OF REPORTING PERSON
/S/ Hougen, Elizabeth L
DATE 12/10/98